Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of                 Aldwych House             Tel:  +44 207 611 8960
Stolt-Nielsen S.A.              71-91 Aldwych             Fax:  +44 207 611 8965
                                London WC2B 4HN           www.stolt-nielsen.com
                                United Kingdom

NEWS RELEASE
                                                    Contact: Richard M. Lemanski
                                                             USA 1 203 625-3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com

       Stolt-Nielsen S.A. Reports Fourth-Quarter and 2003 Year-End Results

London, England - February 19, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the fourth quarter and the year ended November 30, 2003. Net loss for the fourth quarter was $216.3 million, or $3.94 per Common share, on net operating revenue of $684.2 million, compared with a net loss of $101.1 million, or $1.84 per share, on net operating revenue of $827.7 million for the same quarter in 2002. The basic weighted average number of shares outstanding for the fourth quarter of 2003 and 2002 was 54.9 million.

Net loss for the year ended November 30, 2003 was $315.9 million, or $5.75 per Common share, on net operating revenue of $3,017.6 million, compared with a net loss of $102.8 million, or $1.87 per share, on net operating revenue of $2,908.1 million for the same period in 2002. The basic weighted average number of shares outstanding for fiscal 2003 and 2002 was 54.9 million.

Further detail of certain significant items contained in the results is shown in a table attached to this press release.

"Fiscal 2003 was a difficult and frustrating year for SNSA," said Niels G. Stolt-Nielsen, Chief Executive Officer. "I am glad it is over. Over the last six months, SNSA has raised over $210 million in liquidity and reduced its indebtedness by over $187 million, while at the same time negotiating three short-term waivers and one conditional longer-term waiver with our lenders. In January we successfully completed a $104 million private placement of the 7.7 million Common shares we held in treasury. We are pleased and encouraged by the strong support our company has in the capital markets. Since July, we have also raised over $100 million via sale/leaseback transactions and the sales of non-strategic assets.

"In Stolt Offshore (SOSA) the new management, headed by Mr. Tom Ehret, has been working very hard to limit the losses on the unfortunate "legacy" contracts, which have caused us much damage, and to reorganize and re-focus SOSA, reduce workforce and restructure senior management with new appointees. Still, SOSA reported a loss of $416.4 million for the year after $183.1 million write down of assets.

"SOSA, has commenced a process which, when completed in the second quarter this year, will increase its shareholders' equity by $200 million and provide $100 million of performance bonds from certain of its banks. Of this, $100 million equity is now in place as well as the performance bonds. SNSA has agreed to convert its subordinated $50 million loan to SOSA, into equity at the same terms as the new equity, and SOSA will do a subsequent issue of $50 million to existing shareholders who did not participate in the first issue. SNSA has as part of this process agreed to convert its 34 million SOSA Class B shares into 17 million SOSA Common shares.

As a result of the actions taken by the two companies in recent months, SOSA will shortly be deconsolidated for financial reporting purposes from SNSA, and as a result SNSA expects to be in compliance with the financial covenants in its original borrowing arrangements.

SNSA continues to work closely with its primary lenders.

Stolt-Nielsen Transportation Group (SNTG)

"For the full year, SNTG reported income from operations of $83.8 million in 2003, compared with $123.8 million in 2002.

"SNTG's parcel tanker division's income from operations in 2003 was $65.3 million, compared with $92.8 million in 2002. The 2003 figure includes $15.5 million of costs related to the legal issues in SNTG and $7.5 million of costs for the wind-up of SNTG's U.S. flag joint venture. The remaining $4.5 million of the decline in income from operations was attributable to higher bunker costs and a weaker U.S. dollar in 2003. For the year, the Stolt Tanker Joint Service Sailed-in Time Charter Index was 5% lower in 2003 versus 2002.

"As a result of the overall pickup in global economic conditions, the spot market is now strong , with rates rising on average some 25% on major trade lanes. An industry order book for parcel tanker newbuildings of only 12.5% of the core competitive existing fleet, combined with a continued recovery in the global economies, should bode well for an improvement in SNTG's results going forward.

"SNTG's tank containers division delivered slightly weaker results in 2003, with income from operations of $18.7 million in 2003 versus $21.7 million in 2002. The decline was almost exclusively due to higher administrative and general costs, partially as a result of a weaker U.S. dollar. Business operations remained strong, with gross profit rising to $45.8 million in 2003 from $43.8 million in 2002. Shipments rose 12% and utilization set a new record, improving from 75.8% in 2002 to 79.2% in 2003. Utilization is expected to remain high in 2004, along with a 6% to 8% increase in volumes.

"Income from operations for SNTG's terminal division was $7.3 million in 2003 compared with $18.9 million in 2002. The 2003 results included an impairment charge of $10.4 million on the anticipated sale of SNTG's interest in Dovechem terminals. A sale of this interest was negotiated in November and completed in December of 2003. Adjusting for this loss, the results were broadly similar, with high utilization at all owned terminals. Increased income from operations at the wholly owned terminals was offset by reduced profits in the Asian joint-ventures. We added new capacity in Houston, Braithwaite, and Santos and have begun to develop plans for the phase III expansion at Braithwaite, for which we have strong leads for several potential customers.

Stolt Offshore (SOSA)

"Consistent with expectations, SOSA reported a net loss, before minority interest, for the full year of $416.4 million, compared with a net loss of $151.9 million in 2002.

"Operationally, the focus for SOSA this year has been the completion or near completion of several major loss-making legacy contracts and the implementation of new project tendering and management disciplines to prevent such problems from reoccurring in the future.

"The year ended on an upbeat note when SOSA was awarded a $280 million contract for the installation of the first half of the Ormen Lange pipeline, to be the largest in the world on completion. The contract includes an option in 2006 for the remainder of the installation. In the first quarter of 2004, SOSA was awarded the largest deepwater contract in its history from BP and Sonangol. The Greater Plutonio contract, for offshore work in Angola, was valued at $730 million, with $550 million representing Stolt Offshore's share. SOSA's backlog now stands at $849 million, of which $556 million is for fiscal 2004.

Stolt Sea Farm (SSF)

"For the full year, SSF reported a loss from operations of $63.6 million, compared with the loss from operations of $20.0 million reported in 2002. SSF took provisions in the fourth quarter of 2003 to reflect the impairment of certain tangible and intangible assets. We have made further provisions against inventories in several of our businesses around the world, especially in Japan where the markets for several of the species we sell have been soft and are showing few signs of improvement. We also had a loss in Japan due to fraud. We are addressing this situation by a number of actions including putting in place a new management team and improving controls.

"Our re-organized sales and marketing function in the Americas and Europe continues to develop and improve its profitability. Salmon pricing in Europe in the fourth quarter showed signs of greater strength than earlier in the year, with prices up 20% on average over the previous quarter. Salmon prices in North America remain at acceptable levels.

"In Asia, we expect to regain profitability in Japan after last year's setback.

"Our turbot operations in Iberia continued to post solid results, and we are looking forward to the commissioning of our new turbot facility in Vilano, Spain in the first half of 2004.

Outlook

"Looking ahead, we are confident about the prospects for growth in earnings at SNTG, driven by improving global economic conditions, robust trade to China, the rebounding chemical industry, and a relatively small order book for new buildings. The outlook for SSF also looks good, as the long-anticipated recovery of salmon prices in Europe finally appears to have arrived. At SOSA, the business has been focused and streamlined. The key going forward will be turning contracts into profits. We expect the financial recovery to fully manifest itself in 2005," Mr. Stolt-Nielsen concluded.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 42.6 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.
The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our existing indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

--------------------------- -------------------------------------- --------------------------------------------------
                    Conference Call Details PostView Facility
--------------------------- -------------------------------------- --------------------------------------------------
       Date & Time                    February 19, 2004                 Available directly after the conference
                                     10AM EST (3PM GMT)                            Until 5:00PM EST
                                                                             on Friday, February 20, 2004
--------------------------- -------------------------------------- --------------------------------------------------
          Phone             +1-866-389-9773 (in U.S.)                          +1-800-642-1687 (in U.S.)
                            +44 (0) 1452-569-113 (outside U.S.)              +44 (0) 1452-550-000 (outside U.S.)
--------------------------- -------------------------------------- --------------------------------------------------
    Reservation Number                     119988                                       119988
---------------------------------------------------------------------------------------------------------------------

    Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on Thursday, February 19, 2004 at 10:00AM EST
     (3:00PM GMT). A playback of the conference call commences on Thursday, February 19, 2004 after 12:00 noon EST (5:00PM GMT).

---------------------------------------------------------------------------------------------------------------------

                                  - end text -
                                - tables follow -

                                         STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (in U.S. dollar thousands, except per share data)

                                                      Three months ended                 Twelve months ended
                                               --------------------------------------------------------------------
                                                November 30,      November 30,      November 30,      November 30,
                                                        2003              2002              2003              2002
                                               --------------------------------------------------------------------
Operating revenue (a)                           $    684,229      $    827,736      $  3,017,612       $ 2,908,144
Operating expenses (a)                               719,136           774,120         2,936,943         2,640,119
                                               --------------------------------------------------------------------

Gross (loss) profit                                  (34,907)           53,617            80,669           268,025

Equity in net (loss) income of
  non-consolidated joint ventures                    (17,785)           (1,726)          (10,395)           13,981
Administrative and general expenses                  (70,038)          (54,643)         (239,953)         (210,636)
Restructuring charges                                (13,463)           (1,454)          (15,100)           (9,601)
Impairment of long lived assets                     (176,522)                -          (176,522)
Write-off of goodwill (b)                                  -          (118,045)                -          (118,045)
Gain (loss) on disposal of assets, net                (1,007)              667            (1,417)           10,262
Other operating income (expense), net                 (6,952)              166            (7,284)           (3,110)
                                               --------------------------------------------------------------------
   Loss from operations                             (320,674)         (121,418)         (370,002)          (49,124)

Non-operating income/(expense):
   Interest expense, net                             (24,972)          (23,415)          (92,772)          (93,063)
   Foreign currency exchange gain, net                11,583               549            13,602             1,155
                                               --------------------------------------------------------------------
   Loss before income tax and minority
     interest                                       (334,063)         (144,284)         (449,172)         (141,032)

Income tax benefit (provision)                        15,909           (10,156)          (14,672)          (17,969)
                                               --------------------------------------------------------------------
   Loss before minority interest                    (318,154)         (154,440)         (463,844)         (159,001)

Minority interest                                    101,841            53,345           147,906            56,196
                                               --------------------------------------------------------------------

   Net Loss                                     $   (216,313)     $   (101,095)     $   (315,938)      $  (102,805)
                                               ====================================================================


PER SHARE DATA Net loss per share:
   Basic                                        $      (3.94)     $      (1.84)     $      (5.75)      $     (1.87)
   Diluted                                      $      (3.94)     $      (1.84)     $      (5.75)      $     (1.87)

Weighted average number of Common Shares
   and equivalents outstanding:
   Basic                                              54,949            54,949            54,949            54,930
   Diluted                                            54,949            54,949            54,949            54,930

SELECTED CASH FLOW DATA
Capital expenditures and acquisition of
  subsidiaries                                  $     23,509      $     29,743      $     88,052       $   122,742

Depreciation and amortization (excluding
  drydocking)                                   $     50,144      $     56,479      $    195,857       $   209,131
Depreciation and amortization (including
  write-off of goodwill and excluding
  drydocking)                                   $     50,144      $    174,524      $    195,857       $   327,176


(a) Certain prior period amounts for operating revenue and operating expenses for the Stolt Parcel Tankers division of SNTG have been reclassified to conform to current presentation.
(b) Before minority interest of $39.5 million relating to the Stolt Offshore write-off of goodwill of $106.4 million in 2002.

                                             STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                 CONSOLIDATED BALANCE SHEETS
                                                  (in U.S. dollar thousands)

                                                                                      November 30,              November 30,
                                                                                              2003                      2002
                                                                        -----------------------------------------------------
ASSETS

Cash and cash equivalents                                                 $              147,091   $                22,873
Trade receivables, net                                                                   554,052                   573,041
Inventories                                                                              251,163                   231,498
Prepaid expenses                                                                          92,722                   113,971
Other current assets                                                                      75,274                    88,131
                                                                        -----------------------------------------------------
     Total current assets                                                              1,120,302                 1,029,514

Fixed assets, net of accumulated depreciation                                          2,094,336                 2,395,125
Investment in and advances to non-consolidated joint ventures                            134,597                   130,853
Goodwill and other intangible assets, net                                                 76,069                    85,957
Other non-current assets                                                                 152,375                   145,626
                                                                        -----------------------------------------------------
     Total assets (b)                                                     $            3,577,679    $            3,787,075
                                                                        =====================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Loans payable to banks                                                    $              480,075    $              331,985
Current maturities of long-term debt and capital lease obligations (a)                   926,743                   165,067
Accounts payable                                                                         642,007                   434,993
Accrued liabilities                                                                      309,694                   332,359
                                                                        -----------------------------------------------------
Total current liabilities                                                              2,358,519                 1,264,404

Long-term debt and capital lease obligations (a)                                         293,506                 1,155,010
Other non-current liabilities                                                            177,249                   174,702
Commitments and contingencies
Minority interest                                                                         51,055                   203,140

Capital stock and Founder's shares                                                        62,639                    62,639
Paid-in surplus                                                                          335,499                   340,893
Retained earnings                                                                        448,515                   778,290
Accumulated other comprehensive loss                                                     (15,279)                  (57,979)
Treasury stock                                                                          (134,024)                 (134,024)
                                                                        -----------------------------------------------------
     Total shareholders' equity                                                          697,350                   989,819
                                                                        -----------------------------------------------------
     Total liabilities and shareholders' equity (b)                       $            3,577,679    $            3,787,075
                                                                        =====================================================

Total interest-bearing debt and capital lease obligations net of
  cash and cash equivalents:                                              $            1,553,233     $           1,629,189
                                                                        -----------------------------------------------------

Minority interest in Stolt Offshore                                       $               37,823    $              191,674
                                                                        -----------------------------------------------------

(a) As a result of SNSA's projections indicating that we may not be in compliance with our existing bank debt covenants on May 31, 2004 and SNSA's loan agreements' cross-defaulting provisions, SNSA has classified $693.8 million of its non-Stolt Offshore related long-term debt as current in compliance with U.S. GAAP reporting requirements.
(b) Includes Stolt Offshore assets of $138.1 million and liabilities of $62.7million held for sale that have been identified for disposal at November 30, 2003 and for which Stolt Offshore management believe a sale is probable within one year based on the current status of negotiations.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)

The following tables present the contribution to operating revenue, gross profit
(loss), income (loss) from operations, net income (loss) and total assets for each of the Company's three reportable segments and other corporate items:

                                                                         Three months ended
                                                              ----------------------------------------
                                                                    November 30,         November 30,
                                                                            2003                 2002
                                                              ----------------------------------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                     $          183,851         $    186,858
     Stolt Tank Containers                                                62,713               59,938
     Stolthaven Terminals                                                 16,351               14,289
                                                                         262,915              261,085
Stolt Offshore                                                           297,370              441,069
Stolt Sea Farm                                                           123,439              125,336
Corporate and Other                                                          505                  246
     Total                                                    $          684,229         $    827,736

GROSS(LOSS)PROFIT:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                     $           38,167         $     34,925
     Stolt Tank Containers                                                10,807               10,642
     Stolthaven Terminals                                                  5,442                5,373
                                                                          54,416               50,940
Stolt Offshore                                                           (71,521)                (519)
Stolt Sea Farm                                                           (18,304)               2,950
Corporate and Other                                                          502                  246
     Total                                                    $          (34,907)        $     53,617

INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers(a)                                  $            8,972         $     25,690
     Stolt Tank Containers                                                 4,141                4,350
     Stolthaven Terminals(b)                                              (6,303)               3,870
     SNTG Corporate                                                            -                    -
       SNTG before Restructuring Charges                                   6,810               33,910
SNTG Restructuring Charges                                                  (503)               (1,454)
                                                                           6,307                32,456
Stolt Offshore                                                          (285,611)              (24,378)
Stolt Sea Farm                                                           (35,053)               (6,273)
Corporate and Other                                                       (6,317)               (5,178)
Write-off of goodwill                                                          -              (118,045)
Total                                                         $         (320,674)        $    (121,418)

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                            $            1,228         $      18,320
Stolt Offshore                                                          (284,359)              (33,289)
Stolt Sea Farm                                                           (30,592)              (15,636)
Corporate and Other                                                       (6,297)               (5,242)
Write-off of goodwill                                                          -              (118,045)
Minority Interest in Stolt Offshore                                      103,707                52,797
     Total                                                    $         (216,313)        $    (101,095)





TOTAL ASSETS:
Stolt-Nielsen Transportation Group
Stolt Offshore
Stolt Sea Farm
Corporate and Other
     Total

                                                                        Twelve months ended
                                                                    ---------------------------------
                                                                    November 30,         November 30,
                                                                            2003                 2002
                                                                    ----------------------------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                           $    762,068         $    747,220
     Stolt Tank Containers                                               254,692              227,600
     Stolthaven Terminals                                                 63,896               58,549
                                                                       1,080,656            1,033,369
Stolt Offshore                                                         1,473,573            1,437,488
Stolt Sea Farm                                                           461,759              435,706
Corporate and Other                                                        1,624                1,581
     Total                                                          $  3,017,612         $  2,908,144

GROSS(LOSS)PROFIT:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                           $    146,452         $    151,204
     Stolt Tank Containers                                                45,771               43,784
     Stolthaven Terminals                                                 22,749               20,973
                                                                         214,972              215,961
Stolt Offshore                                                          (114,295)              42,483
Stolt Sea Farm                                                           (21,631)               8,002
Corporate and Other                                                        1,623                1,579
     Total                                                          $     80,669         $    268,025

INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers(a)                                        $     65,346         $     92,781
     Stolt Tank Containers                                                18,658               21,724
     Stolthaven Terminals(b)                                               7,313               18,857
     SNTG Corporate                                                       (5,353)                   -
       SNTG before Restructuring Charges                                  85,964              133,362
SNTG Restructuring Charges                                                (2,140)              (9,601)
                                                                          83,824              123,761
Stolt Offshore                                                          (379,644)             (17,172)
Stolt Sea Farm                                                           (63,645)             (20,002)
Corporate and Other                                                      (10,537)             (17,666)
Write-off of goodwill                                                          -             (118,045)
Total                                                               $   (370,002)        $    (49,124)

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                                  $     37,681         $     58,504
Stolt Offshore                                                          (416,396)             (45,420)
Stolt Sea Farm                                                           (78,368)             (37,646)
Corporate and Other                                                      (10,923)             (17,868)
Write-off of goodwill                                                          -             (118,045)
Minority Interest in Stolt Offshore                                      152,068               57,670
     Total                                                          $   (315,938)        $   (102,805)

                                                                                   As of
                                                                    ---------------------------------
                                                                    November 30,         November 30,
                                                                            2003                 2002
                                                                    ----------------------------------

TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                  $  1,811,776         $  1,827,686
Stolt Offshore                                                         1,243,877            1,458,604
Stolt Sea Farm                                                           517,769              494,837
Corporate and Other                                                        4,257                5,948
     Total                                                          $  3,577,679         $  3,787,075

(a) Includes antitrust and other investigation related legal expenses of $6.0 million in the fourth quarter of 2003 and $15.5 million for the full year of 2003. Also includes a charge of $7.5 million for the write-down of the investment in Stolt Marine Transport to net realizable value in the fourth quarter and full year of 2003.
(b) Includes a reserve provision for the write-down of the investment in Dovechem Stolthaven Ltd of $10.4 million in the fourth quarter an full year of 2003.

                                           STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                  OPERATING YARD STICKS

                                                        1st Quarter      2nd Quarter      3rd Quarter      4th Quarter
STOLT PARCEL TANKERS DIVISION:
-----------------------------------------------------------------------------------------------------------------------

Joint Service sailed-in time-charter index
  2001                                                         1.02             1.07             1.14             1.13
  2002                                                         1.07             1.07             1.08             1.05
  2003                                                         1.00             1.05             1.05             1.00

Volume of cargo carried-millions of tons
  Joint Service fleet:
  2001                                                          3.9              4.1              4.3              3.9
  2002                                                          3.4              3.6              3.5              3.4
  2003                                                          3.4              3.5              3.6              3.4

  Regional fleets:
  2001                                                          3.0              2.7              2.7              2.4
  2002                                                          2.4              2.4              2.4              2.7
  2003                                                          2.8              2.7              2.6              2.6

Operating days
  Joint Service fleet:
  2001                                                        6,792            6,881            6,826            6,496
  2002                                                        6,257            6,117            6,076            5,972
  2003                                                        5,718            5,721            5,717            5,666

  Regional fleets:
  2001                                                        5,565            5,688            5,681            5,771
  2002                                                        5,674            5,617            5,583            5,707
  2003                                                        5,798            5,987            6,016            6,102

Average number of ships operated in the period
  Joint Service fleet:
  2001                                                           76               75               74               71
  2002                                                           70               66               66               68
  2003                                                           64               62               62               62

  Regional fleets:
  2001                                                           62               62               62               63
  2002                                                           63               61               64               64
  2003                                                           64               65               65               67

Notes:
(a) Joint Service and Regional fleet statistics include those for time-chartered ships
(b) Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c) Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:
---------------------------------------------------------------------------------------------------------------------------------

Tank containers operated and leased at end of period
    2001                                                     15,670           15,295           14,737           14,184
    2002                                                     13,946           14,157           14,568           14,955
    2003                                                     15,316           15,583           15,888           15,999

Tank container utilization-%
    2001                                                      67.7%            67.4%            66.5%            70.4%
    2002                                                      71.1%            77.6%            77.7%            76.9%
    2003                                                      78.7%            81.5%            78.8%            77.7%

STOLTHAVEN TERMINALS DIVISION:
---------------------------------------------------------------------------------------------------------------------------------

Average marketable shell barrel capacity (millions of
  barrels)
    2001                                                       5.11             5.13             5.14             5.54
    2002(a)                                                    2.82             3.03             3.32             3.37
    2003                                                       3.38             3.38             3.57             3.85

Tank capacity utilization-%
    2001                                                      94.5%            95.8%            94.7%            95.1%
    2002                                                      98.0%            98.1%            95.1%            97.0%
    2003                                                      96.6%            96.3%            97.9%            97.4%

(a) The reduction in capacity in 2002 reflects the sale of the Perth Amboy and Chicago terminals at the end of 2001.

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
     SUMMARY OF CERTAIN SIGNIFICANT ITEMS - BEFORE TAX AND MINORITY INTEREST
                            (in U.S. dollar millions)
                                   (Unaudited)

                                                               Three months ended    Twelve months ended
                                                               ------------------    -------------------
                                                                     November 30,           November 30,
                                                                             2003                   2003
                                                               ------------------    -------------------
SNSA
     Debt restructuring                                                     (4.3)                  (5.2)
     Gain on OLL                                                            (0.2)                   4.4

SNTG
     Restructuring charges                                                  (0.5)                  (2.1)
     SMT provision                                                          (7.5)                  (7.5)
     Stolthaven provision - Dovechem $10.4, Qing Dao $.8                   (11.2)                 (11.2)
     Legal costs                                                            (5.9)                 (15.5)
     Vopak and Univar share sales loss                                        -                    (5.4)
     Gain on disposal of assets                                               -                      -

SOSA
     Fixed assets, goodwill and joint venture write-downs                 (183.1)                (183.1)
     Results of major legacy contracts                                     (20.9)                (190.8)
     Unagreed claims                                                       (12.5)                 (12.5)
     Blueprint implementation/restructuring charge                         (17.5)                 (17.5)
     Gain/loss on disposal of assets                                        (0.3)                  (0.3)

SSF
     Inventory write-downs                                                  (8.5)                  (8.5)
     Fixed asset, goodwill and joint venture write-downs                    (4.6)                  (4.6)

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
     SUMMARY OF CERTAIN SIGNIFICANT ITEMS - AFTER TAX AND MINORITY INTEREST
                            (in U.S. dollar millions)
                                   (Unaudited)

                                                               Three months ended    Twelve months ended
                                                               ------------------    -------------------
                                                                     November 30,           November 30,
                                                                             2003                   2003
                                                               ------------------    -------------------
SNSA
     Debt restructuring                                                     (4.3)                  (5.2)
     Gain on OLL                                                            (0.2)                   4.4

SNTG
     Restructuring charges                                                  (0.5)                  (2.1)
     SMT provision                                                          (4.9)                  (4.9)
     Stolthaven provision - Dovechem $10.4, Qing Dao $.8                   (11.2)                 (11.2)
     Legal costs                                                            (0.5)                 (10.1)
     Vopak and Univar share sales loss                                        -                    (5.4)
     Gain on disposal of assets                                               -                      -

SOSA
     Fixed assets, goodwill and joint venture write-downs                 (183.1)                (183.1)
     Results of major legacy contracts                                     (20.9)                (190.8)
     Unagreed claims                                                       (12.5)                 (12.5)
     Blueprint implementation/restructuring charge                         (17.5)                 (17.5)
     Gain/loss on disposal of assets                                        (0.3)                  (0.3)

SSF
     Inventory write-downs                                                  (8.5)                  (8.5)
     Tax Assist write-downs                                                 (5.1)                  (5.1)
     Fixed asset, goodwill and joint venture write-downs                    (4.6)                  (4.6)

Minority interst in above Stolt Offshore Items                              84.4                  147.5